13012815

AP 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Broadway
(No. and Street)

Cambridge	MA	02142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen O'Leary 617-475-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW PHILLIP NELSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 26, 2018

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MFA

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Proactive certified public accounting and consulting

MFA

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Aeris Partners LLC
Cambridge, Massachusetts

INDEPENDENT AUDITORS' REPORT

Report on Financial Statements

We have audited the accompanying financial statements of Aeris Partners LLC (the "LLC"), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in member's equity and cash flows for the years then ended, which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the LLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aeris Partners LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedule of computation of net capital has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplemental schedule of computation of net capital is fairly stated in all material respects in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2013

December 31		2012		2011
Assets				
Current Assets:				
Cash	$	1,766,050	$	660,616
Accounts Receivable		-		12,500
Prepaid Expenses		1,242		273
Security Deposits		5,020		4,300
Total Current Assets		1,772,312		677,689
Property and Equipment		1,657		-
Total Assets	$	1,773,969	$	677,689
Liabilities and Member's Equity				
Accounts Payable and Accrued Expenses	$	353,910	$	60,232
Member's Equity		1,420,059		617,457
Total Liabilities and Member's Equity	$	1,773,969	$	677,689

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2012		2011
Revenue	$	1,762,498	$	1,742,476
General and Administration Expenses:				
Payroll and Benefits		705,362		139,956
Administration		194,534		118,702
Total General and Administration Expenses		899,896		258,658
Income from Operations		862,602		1,483,818
Interest Income		-		11
Net Income	$	862,602	$	1,483,829

The accompanying notes are an integral part of these financial statements.

Member's Equity, December 31, 2010	$ 149,446
Net Income	1,483,829
Member's Distributions	(1,015,818)
Member's Equity, December 31, 2011	617,457
Net Income	862,602
Member's Distributions	(60,000)
Member's Equity, December 31, 2012	$ 1,420,059

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2012		2011
Cash Flows from Operating Activities:				
Net Income	$	**862,602**	$	1,483,829
Adjustments to Reconcile Net Income to Net Cash				
Provided by Operating Activities:				
Decrease in Accounts Receivable		**12,500**		44,327
(Increase) Decrease in Prepaid Expenses		**(969)**		6,736
Increase in Security Deposits		**(720)**		(2,300)
Increase in Accounts Payable				
and Accrued Expenses		**293,678**		58,753
Net Cash Provided by Operating Activities		**1,167,091**		1,591,345
Net Cash Used in Investing Activities:				
Acquisition of Property and Equipment		**(1,657)**		-
Net Cash Used in Financing Activities:				
Member's Distributions		**(60,000)**		(1,015,818)
Net Increase in Cash		**1,105,434**		575,527
Cash, Beginning of Year		**660,616**		85,089
Cash, End of Year	**$**	**1,766,050**	$	660,616

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Initial nonrefundable retainer fees are recognized when due and payable per individual customer contracts, generally monthly during the term of each contract.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. As of December 31, 2012 and 2011, management believes no allowance for uncollectible accounts receivable is necessary.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Aeris Partners LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated similar to a division of its sole member and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a taxposition must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2012 and 2011. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2012, 2011, 2010 and 2009.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2012 through February 26, 2013, the latter representing the issuance date of these financial statements.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2012, the LLC's net capital amounted to $1,412,140.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.25 to 1 as of December 31, 2012.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

3. Related Party Transactions:

The sole member of the LLC provides the use of certain proprietary database systems to the LLC. During the years ended December 31, 2012 and 2011, fees incurred by the LLC for the use of these systems amounted to $3,386 and $3,216, respectively. As of December 31, 2012, there were no amounts due to the affiliated entity for these services. As of December 31, 2011, amounts due to the affiliated entity for these services amounted to $268 and are included in accounts payable within the accompanying statements of financial condition.

4. Operating Lease:

The LLC leases office space in Cambridge, Massachusetts through a tenant-at-will agreement. Under the lease agreement, the LLC is obligated to make monthly rental payments, subject to an escalation clause, plus a monthly payment per employee for certain operating costs. During the years ended December 31, 2012 and 2011, rent expense incurred by the LLC under this agreement amounted to $63,680 and $33,715, respectively.

5. Economic Dependency:

During the year ended December 31, 2012, services provided to one customer represented approximately 78% of the LLC's total revenue. During the year ended December 31, 2011, services provided to two customers represented approximately 91% of the LLC's total revenue.

6. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2012, no amounts have been accrued related to such indemnification provisions.

December 31		2012
Aggregate Indebtedness	$	353,910
Member's Equity	$	1,420,059
Deductions for Nonallowable Assets:		
Unsecured Accounts Receivable		-
Prepaid Expenses		(1,242)
Security Deposits		(5,020)
Property and Equipment		(1,657)
Net Capital		1,412,140
Minimum Net Capital Requirement to be Maintained		23,594
Net Capital in Excess of Requirements	$	1,388,546
Ratio of Aggregate Indebtedness to Net Capital		0.25 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

To the Members
Aeris Partners LLC
Cambridge, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedule of Aeris Partners LLC (the "LLC") as of December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's annual financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2013

1 Highwood Drive, Tewksbury, MA 01876

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Members
Aeris Partners LLC
Cambridge, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Aeris Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Aeris Partners LLC's management is responsible for Aeris Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2013

February 26, 2013

To the Members
Aeris Partners LLC
One Broadway, 14th Floor
Cambridge, MA 02142

We have audited the financial statements of Aeris Partners LLC (the "LLC") for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Generally Accepted Auditing Standards

As stated in our Engagement Services Agreement with you, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of our audit, we considered the internal control of the LLC. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning the effectiveness of the LLC's internal control over financial reporting.

We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to management in our meeting about planning matters on December 18, 2012.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the LLC are described in Note 1 to the financial statements. The LLC has presented its financial statements in accordance with accounting principles generally accepted in the United States of America. We noted no transactions entered into by the LLC during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most

sensitive estimate affecting the financial statements is the calculation of accrued liabilities. We evaluated the key factors and assumptions used to develop this estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent and clear. Certain financial statement disclosures are particularly sensitive because of their significance to the financial statement users. The most sensitive disclosures affecting the financial statements are revenue recognition, significant accounting policies, related party transactions, and net capital requirements under Rule 15c3-1 . We evaluated key factors and assumptions used to develop these disclosures in determining they are reasonable to be included in the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no uncorrected misstatements of the financial statements as of and for the year ended December 31, 2012 noted during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 26, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the LLC's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the LLC's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

****

This information is intended solely for the use of the Members and management of Aeris Partners LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP